AllianceBernstein Blended Style Series, Inc.

Exhibit 77K

At a meeting of the Audit Committee of the Registrant held on May 2, 2006, the Audit Committee unanimously determined to dismiss PricewaterhouseCoopers LLP (PwC) as independent accountants to audit the Registrants financial statements for the fiscal year ending
August 31,2006 . PwCs report on the Registrants financial statements for each of the Registrants past two years did not include any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrants two most recent fiscal years and any subsequent period through May 2, 2006, there were no disagreements or events of the type required to be reported in PwCs opinions pursuant to paragraph (iv) or (v) of Item 304(a)(1) of Regulation S-K. On June 14, 2006, KPMG LLP was selected as the Registrants registered public accounting firm for the 2006 fiscal year. The Registrant requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above comments. A copy of such letter, dated October 16, 2006, is filed as Exhibit A to this Item 77K.



Exhibit A


October 16, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by AllianceBernstein Blended Style
Series U.S. Large Cap Portfolio and The AllianceBernstein Retirement Strategies (the above mentioned are all series of AllianceBernstein Blended Style Series, Inc.) (copy attached), which we understand will be filed with the Commission, pursuant to Item 77K of Form N-SAR for the period ending August 31, 2006. We agree with the statements concerning our Firm in such Item 77K.

Yours very truly,



PricewaterhouseCoopers LLP